Exhibit 12.1

CALPINE CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES

YTD 2002

	Year Ended December 31,

	1998	1999	2000	2001	2002

	(In thousands)
COMPUTATION OF EARNINGS:
Pretax income before adjustment for minority interests in consolidated subsidiaries and income or loss from equity investees	36,106	140,454	537,322	868,555	33,128
Fixed charges	109,021	165,354	355,093	792,781	1,088,787
Amortization of capitalized interest	136	331	447	2,619	12,475
Distributed income of equity investees	27,717	43,318	29,979	5,983	14,117
Interest capitalized	(7,000)	(47,300)	(206,973)	(498,723)	(575,446)
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	—	265	(895)	—	—
Distribution of HIGH TIDES	—	(2,565)	(45,076)	(62,412)	(62,632)

Total Earnings	165,980	299,857	669,897	1,108,803	510,429
COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized	102,732	150,548	288,863	697,196	989,148
Estimate of interest within rental expense	6,289	12,241	21,154	33,173	37,007
Distributions on HIGH TIDES	—	2,565	45,076	62,412	62,632

Total fixed charges	109.021	165,354	355,093	792,781	1,088,787
RATIO OF EARNINGS TO FIXED CHARGES	1.52x	1.81x	1.89x	1.40x	— (i)

(i)	For the year ended December 31, 2002, the Company had an earnings-to-fixed-charges coverage deficiency of approximately $578.4 million, primarily as a result of (1) a pre-tax charge to earnings of $404.7 million for equipment cancellation and asset impairment, (2) increased interest costs due to recent debt financings to support our growth, and (3) a significant decrease in electricity prices, gas prices and spark spreads, primarily as a result of weak market fundamentals as compared to the year ended December 31, 2001.